SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 12
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.
                          TORQUE MERGER SUB, INC.


          JAMES S. GLEASON                         EDWARD J. PELTA
           DAVID J. BURNS                          JOHN W. PYSNACK
          JOHN J. PERROTTI                          GARY J. KIMMET
  JOHN J. PERROTTI AS CUSTODIAN FOR       JOHN J. PERROTTI AS CUSTODIAN FOR
  JASON PERROTI UNDER THE NEW YORK         CHRISTINE J. PERROTTI UNDER THE
     UNIFORM GIFT TO MINORS ACT         NEW YORK UNIFORM GIFT TO MINORS ACT
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                                -----------

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

               COPY TO:                                 AND TO:

           Blaine V. Fogg, Esq.                   David L. Finkelman, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP      Stroock & Stroock & Lavan LLP
            Four Times Square                          180 Maiden Lane
       New York, New York 10036                  New York, New York 10038
       Telephone: (212) 735-3000                 Telephone:(212) 806-5400

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS
 OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.  |X|  A tender offer.
d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|



                         CALCULATION OF FILING FEE:

            Transaction Valuation                Amount of Filing Fee*

                $193,509,856                            $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:      $38,702          Filing party:   Torque Acquisition Co., L.L.C.
Form or registration no.:    Schedule 14D-1   Date filed:     December 15, 1999


                                 INTRODUCTION

            This Amendment No. 12 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), Torque Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, Merger Subsidiary, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 7. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            Item 7 is hereby amended and supplemented as follows:

            On March 1, 2000, the Company mailed a definitive proxy statement, dated March 1, 2000, to stockholders in connection with a special meeting of stockholders to consider a proposal to approve and adopt the Merger Agreement, as amended, and a proposal to amend and restate the certificate of incorporation of the Company to, among other things, (a)(i) decrease the maximum number of authorized shares of Common Stock from 20,000,000 to 15,000,000 shares, consisting of 10,000,000 shares of voting Common Stock and 5,000,000 shares of non-voting Common Stock and (ii) increase the maximum number of authorized shares of preferred stock of the Company from 500,000 to 3,000,000 shares, and (b) set forth the terms of the Company's 13.17% Series A Cumulative Redeemable Preferred Stock. A copy of the definitive proxy statement is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

ITEM 17.    MATERIAL TO BE FILED AS EXHIBITS.

            Item 17 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(7) Definitive Proxy Statement, dated March 1, 2000, of Gleason Corporation (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Gleason Corporation on March 1, 2000).




                                   SIGNATURE

            After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

                                    GLEASON CORPORATION
                                    By:    /s/ Edward J. Pelta
                                           -------------------
                                    Name:  Edward J. Pelta
                                    Title: Vice President, General Counsel
                                           and Secretary

                                    /s/ James S. Gleason
                                    --------------------
                                    James S. Gleason

                                    /s/ David J. Burns
                                    ------------------
                                    David J. Burns

                                    /s/ John J. Perrotti
                                    --------------------
                                    John J. Perrotti

                                    /s/ John J. Perrotti
                                    --------------------
                                    John J. Perrotti,
                                    as Custodian for Jason Perrotti
                                    under the New York Uniform Gift
                                    to Minors Act

                                    /s/ John J. Perrotti
                                    --------------------
                                    John J. Perrotti,
                                    as Custodian for Christine J. Perrotti
                                    under the New York Uniform Gift
                                    to Minors Act

                                    /s/ Edward J. Pelta
                                    -------------------
                                    Edward J. Pelta

                                    /s/ John W. Pysnack
                                    -------------------
                                    John W. Pysnack

                                    /s/ Gary J. Kimmet
                                    ------------------
                                    Gary J. Kimmet

                                    TORQUE ACQUISITION CO., L.L.C.
                                    By:    /s/ Sander M. Levy
                                    Name:  Sander M. Levy
                                    Title: President

                                    TORQUE MERGER SUB, INC.
                                    By:    /s/ Sander M. Levy
                                    Name:  Sander M. Levy
                                    Title: President




                               EXHIBIT INDEX


Exhibit No.            Description



(a)(7) Definitive Proxy Statement, dated March 1, 2000, of Gleason Corporation (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Gleason Corporation on March 1, 2000).